Exhibit 99.1

Tekmira Sues Alnylam Pharmaceuticals for Repeated Misuse of Trade

Secrets and Confidential Information

Complaint Also Alleges Unfair and Deceptive Trade Practices, Unjust Enrichment, Unfair

Competition and False Advertising about Tekmira’s Proprietary Lipid Nanoparticle (LNP)

Technology

Conference Call at 5:00 pm Eastern Time Today to Discuss Lawsuit

For immediate release:	March 16, 2011

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, has filed a complaint against Alnylam Pharmaceuticals, Inc. for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session (BLS) of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship as a collaborator with Tekmira to engage in inappropriate and harmful conduct concerning Tekmira’s proprietary lipid nanoparticle (LNP) siRNA delivery technology, resulting in damage to Tekmira’s intellectual property and business interests.

A full copy of the legal complaint can be accessed through the company’s website at www.tekmirapharm.com. In summary, the complaint states that Alnylam has harmed Tekmira and its shareholders by:

•	misappropriating confidential information, including trade secrets and other commercially valuable information from Tekmira;

•	disclosing Tekmira’s step-by-step LNP formulation manufacturing instructions to at least one third-party collaborator;

•	incorporating Tekmira’s confidential information into Alnylam’s patent filings and claiming ownership in direct violation of a licensing agreement between the two companies;

•	willfully and knowingly misusing Tekmira’s confidential information for Alnylam’s own enrichment; and,

•	engaging in other unfairly competitive, deceptive and misleading actions in their public disclosures such as claiming Tekmira’s technology as their own.

The damages that Tekmira will be seeking are substantial. Among these damages, Tekmira believes it has rights to Alnylam’s pipeline products. These damages, including future milestones and royalties associated with these products alone could exceed one billion dollars. In addition, Tekmira will also seek the profits that Alnylam has unjustly received from collaborations based on the wrongful use of Tekmira’s technology. All of this will be subject to what Tekmira learns in discovery in prosecuting this case, but even at this early stage, Tekmira believes that it is entitled to very significant damages by reason of Alnylam’s illegal conduct as alleged in the complaint.

“Tekmira’s goal for this litigation is to regain – as soon as possible – control over our proprietary LNP technology and preserve its full value. We believe this is the right and only course of action to achieve our goal, and we are fully committed and prepared to pursue this lawsuit until we have a fair and satisfactory resolution,” said Dr. Mark J. Murray, Tekmira’s President and CEO.

“Tekmira is the industry-leading innovator in RNAi delivery technology, and our continued leadership depends on preserving, protecting, and growing our IP estate in order to support our internal product development and enable our pharmaceutical partners,” Dr. Murray added.

Tekmira has taken appropriate steps to ensure that the company can pursue this lawsuit without interruption to its core business activities. Tekmira’s financial guidance and expected cash runway remain the same, with the current cash on hand enabling execution of its business strategy into 2012. Tekmira plans to report its year-end 2010 audited financial results on March 30, 2011.

About the Conference Call Today

Tekmira will hold a conference call to discuss the complaint today, Wednesday, March 16, 2011, at 5:00 pm Eastern time (2:00 pm Pacific time). To participate in the conference call, please dial 416-340-9432 or 1-888-340-9655. The call will be available for replay until March 30, 2011 by calling 905-694-9451 or 1-800-408-3053 and entering the code 3287023.

A copy of the complaint as well as the live/archived webcast can be accessed through the company’s website at www.tekmirapharm.com or http://investor.tekmirapharm.com.

About RNAi and Tekmira’s Lipid Nanoparticle (LNP) Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery (LNP) technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam; the nature, scope and quantum of damages sought by Tekmira from Alnylam; measures taken to ensure that Tekmira can pursue the litigation with Alnylam without interruption to Tekmira’s core business activities; estimates and scope of Tekmira’s financial guidance and expected cash runway in light of the litigation with Alnylam; Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the quantum and timing of potential funding; use of lipid nanoparticle LNP technology by Tekmira’s licensees; Tekmira’s expectations with respect to existing and future agreements with third parties; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and prospects of the litigation with Alnylam; based on the conduct of Alnylam, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and the effects of such on Tekmira’s financial position and execution of Tekmira’s business strategy; LNP’s status as a leading RNAi delivery technology; the use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners; the sufficiency of budgeted capital expenditures in carrying out planned activities; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the litigation with Alnylam is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; funding from research and product development partners may not be provided when required under agreements with those partners; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Short Form Base Shelf Prospectus dated November 4, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Jodi Regts

Director, Investor Relations

Phone: 604-419-3234

Email: jregts@tekmirapharm.com

Media

David Ryan

Longview Communications Inc.

Phone: 416-669-7906

Email: dryan@longviewcomms.ca